UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Broadcom Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38449	35-2617337
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1320 Ridder Park Drive San Jose, California		95131
(Address of principal executive offices)		(Zip code)

Mark Brazeal, Chief Legal Officer (408) 433-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1. – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Mineral Report of Broadcom Limited for the reporting period January 1, 2017 to December 31, 2017 is provided as Exhibit 1.01 hereto and is publicly available at https://www.broadcom.com/company/citizenship/environment.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.

Section 2. – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROADCOM INC.

By:	/s/ Hock E. Tan
	Name:	Hock E. Tan
	Title:	President and Chief Executive Officer

Date: May 25, 2018